

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2021

Li Xudong
Chief Executive Officer
Cereplast, Inc.
Room 2707, Global Mansion, Zhengbian Road, Jishui District,
Zhengzhou City, Henan Provence 450000 China

      Re: Cereplast, Inc.
          Registration Statement on Form 10-12G
          Filed March 1, 2021
          File No. 000-56252

Dear Ms. Xudong:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences

cc: William Barnett, Esq.